

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 5, 2009

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
8899 Beverly Blvd., Suite 619
Los Angeles, CA 90048

      Re: **Cardo Medical, Inc.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 31, 2009
              Form 10-K for the fiscal year ended June 30, 2008
              Filed September 29, 2008
              File No. 000-21419

Dear Mr. Romine:

      We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief